EXHIBIT 99.2

Press Release

Total and Guanghui sign a Long-Term LNG Sale and Purchase Agreement

Paris, April 3, 2019 - Total and Guanghui1 have signed a long-term Sale and Purchase Agreement (SPA) for the supply of 0.7 million tonnes per year of liquefied natural gas (LNG) for a period of 10 years. The gas will be delivered to Guanghui’s regasification terminal in Qidong, Jiangsu Province, from Total’s global LNG portfolio.

 "We are delighted to start a long-term relationship with Guanghui, an increasingly successful LNG market player in China with clear ambitions for growth. This new supply contract is in line with Total’s strategy to expand its presence in the Chinese LNG market, which grew by over 41% in 2018 and will continue to be a key driver of the LNG markets growth in the future," commented Laurent Vivier, Senior Vice-President Gas at Total.

Total, the Second-Largest Private Global LNG Player

Total is the second-largest Private global LNG player among the majors, with an overall LNG portfolio of around 40 Mtpa by 2020 and a worldwide market share of 10%. With 21.8 million tonnes of LNG managed in 2018, the Group has solid and diversified positions across the LNG value chain. Through its stakes in liquefaction plants located in Qatar, Nigeria, Russia, Norway, Oman, the United Arab Emirates, the United States, Australia, Angola and Yemen, the Group sells LNG in all global markets.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

[1] Guanghui International Natural Gas Trading Co., Ltd, a subsidiary of Guanghui Energy Co., Ltd, an integrated energy company based in Xinjiang, China.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

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